DEXIA
Group

03 SEP 25 AM 7:21

03032233

The Secretary-General

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

September, 4th, 2003

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA Information Pursuant to Rule 12g3-2(b) File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia Bank Belgium this week.

Please do not hesitate to contact me (☎ +32-2-213 57 35) should you have any further queries.

Yours faithfully

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Paul Delva
Deputy Secretary General

dlw 9/25

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2112620-17 - R.C.B. 604.748

PRESS RELEASE

Bank

Press Contact - Bd. Pacheco 44 (GI 9/35) B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 PM
04/09/2003 1 PAGE

«MEDIA»
«NOM»

New development in the LHSP file.

Dexia Bank Belgium ("DBB") has received been notified that plaintiffs in the class action lawsuit, currently pending in the United States, relating to the Lernout & Hauspie Speech Products ("LHSP") file, will extend their claim against DBB.

This claim concerns certain transactions executed by Artesia Banking Corporation ("ABC") prior to its acquisition by Dexia in July 2001 and its subsequent merger with DBB. At this stage an amount of about USD 7 million is being claimed.

In this matter, the press has already reported various claims filed against other individuals and organisations.

As with any matter of this nature, it is not surprising that certain third parties who feel being treated unfairly, are seeking damages, including against the persons concerned by the pending investigation. As a reminder, the bank is under investigation with regards to the LHSP-file since June 23, 2003, information that DBB made public on the same day. In this press release the bank stated that Artesia Banking Corporation had suffered considerable credit losses and that it started several proceedings in order to recover all amounts due to the bank. Artesia Banking Corporation has also filed a suit against unknown persons with the prosecuting attorney, in order to obtain indemnification of its damages. The bank has booked an adequate level of provisioning against its credit risks.

Dexia Bank Belgium repeats that it strongly objects the allegations made against it. It is confident and comfortable as to the next steps of the procedure, and is determined to defend its rights, including as lender. DBB will strongly defend itself against this new claim, which it considers to be unfounded.